UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

  For the fiscal year ended December 31, 2004

  OR

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

  For the transition period from _____ to _____

Commission File Number: 1-4797

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**36-1258310**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

(Registrant's telephone number, including area code) 847-724-7500

ITW Savings and Investment Plan
Financial Statements
As of December 31, 2004 and 2003
Plan Number 003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits
Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Savings and Investment Plan (the "Plan"), as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (at end of year) and of delinquent participant contributions are presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton
Chicago, Illinois
May 26, 2005

ITW
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2004 and 2003

Employer Identification Number 36-1258310, Plan Number 003

	2004	2003
ASSETS:		
Receivables-		
Company contributions	$ **735,917**	$ —
Participant contributions	**1,873,391**	—
Other	**81,012**	79,947
Total receivables	**2,690,320**	79,947
Investments, at fair value-		
Participant loans	**56,283,132**	55,342,092
Proportionate share of Master Trust assets	**1,817,909,654**	1,728,654,923
Total investments	**1,874,192,786**	1,783,997,015
Total assets	**1,876,883,106**	1,784,076,962
LIABILITIES:		
Fees payable	**20,253**	19,987
NET ASSETS AVAILABLE FOR BENEFITS	$ **1,876,862,853**	$ 1,784,056,975

The accompanying notes to financial statements
are an integral part of these statements.

ITW
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2004
Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):

Contributions-		
Company	$	26,037,874
Participant		69,074,207
Rollover		5,748,699
Total contributions		100,860,780
Net investment income-		
Participant loan interest		2,658,974
Proportionate share of Master Trust net investment income		162,528,633
Other income		327,041
Net investment income		165,514,648
Benefits paid to participants		(142,972,708)
Administrative expenses		(170,133)
Net transfers to other plans (Note 11)		(30,426,709)
Net increase		92,805,878
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year		1,784,056,975
End of year	$	1,876,862,853

The accompanying notes to financial statements
are an integral part of this statement.

ITW
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Employer Identification Number 36-1258310, Plan Number 003

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Savings and Investment Plan (the "Plan"). Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the "Company"), are eligible to participate in the Plan as soon as administratively feasible, except for Florida Tile, a discontinued business unit of the Company. Florida Tile is eligible to participate in the plan, but has different participation, Company contribution, and vesting requirements than all of the other participating business units. Florida Tile was sold on November 7, 2003. Florida Tile account balances were transferred to a successor trustee in 2004. The general information presented here relates to the Company's continuing business units. Established on November 16, 1967, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The funding vehicle for the Plan is the ITW Savings and Investment Trust (the "Master Trust") at Putnam Fiduciary Trust Company (the "Trustee"). The Trustee serves as investment manager for the Putnam funds, recordkeeper, and trustee.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts. In addition, participants may contribute amounts from a miniumum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll period.

Participants who are least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a "catch – up" contribution, is subject to an annual maximum amount.

Participants may begin contributions to their pre-tax and after-tax accounts as soon as administratively feasible. Company contributions, however, do not start until participants have completed one year of service. After the completion of one year of service, the Company contributes to the participants' accounts based on the participants' contributions as follows:

Percentage of Participants' Compensation	
Participants' Contribution	**Company Contribution**
1 %	1.0 %
2	1.5
3	2.0
4	2.5
5	3.0
6-50	3.5

Participants may elect to allocate any contribution in multiples of 1% to the investment funds.

Investment Funds

There are twenty–five investment options in which participants may choose to invest. Investment income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. These two funds allocate income to participant account balances monthly.

For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day's closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

Participants may change their investment elections or transfer their balances between funds in multiples of 1% on any given day.

Vesting

Participants' interest in their employee contribution accounts are fully vested at all times. Eligible participants' interest in their Company contribution accounts are fully vested.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear a reasonable rate of interest, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements. Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balances. Additional optional payment forms are available at the election of the participant, in accordance with the plan document.

Forfeitures

Forfeitures, representing the unvested portion of Company and former companies' contributions, amounting to $11,031 and $18,457 as of December 31, 2004 and 2003, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan. The forfeitures include amounts from former plans that merged into the Plan and discontinued business units participating in the Plan. In 2004, Company contributions were reduced by $155,719 from forfeited and nonvested accounts.

2. **SUMMARY OF ACCOUNTING POLICIES**

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments (other than those of the Stable Asset Fund) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments of the Stable Asset Fund consist of fully benefit-responsive investment contracts and are reported at contract value, which approximates fair market value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan's unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan's proportionate share of Master Trust net investment income or loss.

3. **INVESTMENT CONTRACTS WITH INSURANCE COMPANIES**

The Plan has benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value.

Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.5 and 4.4 percent for 2004 and 2003, respectively.

4. ADMINISTRATIVE EXPENSES

Investment evaluation, audit fees, and Trustee expenses are paid through the Master Trust. Trustee expenses are allocated to the plans in the Master Trust. These expenses are prorated to the Plan based on the Plan assets in relation to the Master Trust assets. Investment evaluation expenses and audit fees are allocated to the Plan and deducted from Plan assets.

In addition, certain administrative expenses of the Plan may be paid from plan assets to the extent permissible by law. Other outside professional and administrative services are paid by or provided by the Company.

5. ADMINISTRATION

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company. The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee.

6. RELATED PARTY TRANSACTIONS

The Trustee is a party-in-interest according to Section 3(14) of ERISA. Through the Master Trust, the Trustee serves as plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. Fees paid by the Master Trust to the Trustee were $85,841 for the year ended December 31, 2004.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. TAX STATUS

The Plan obtained its latest determination letter on July 11, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

9. **MASTER TRUST**

The Master Trust was established for the investment assets of the Plan and other Company sponsored retirement plans. Certain amounts in the Plan's financial statements represent the Plan's proportionate share of the corresponding total of the Master Trust net assets and investment income.

The net Master Trust assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Assets-		
Dividends receivable	$ 1,575,338	$ 1,367,279
Investments, at fair value-		
Interest-bearing cash	18,529,634	25,421,283
Company common stock	443,601,869	417,687,295
Common stock	139,796,656	118,289,773
Preferred stock	91,400	156,649
Value of interest in registered investment companies	1,009,619,159	941,988,107
Investment contracts with insurance companies	217,612,203	235,364,920
Total investments	1,829,250,921	1,738,908,027
Net Master Trust assets	$ 1,830,826,259	$ 1,740,275,306

The Plan's proportionate share of the Master Trust's assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan's proportionate share of the Master Trust's assets was 99% at December 31, 2004 and 2003.

Net investment income relating to the common assets of the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. For the year ended December 31, 2004, the earnings on investments of the Master Trust are as follows:

Net investment income-		
Interest-		
Interest-bearing cash	$	207,247
Interest from investment contracts with insurance companies		10,089,379
Total interest		10,296,626
Dividends on Company common stock		5,296,147
Net gain on sale of common and preferred stock		34,361,266
Unrealized appreciation of common and preferred stock		25,843,645
Net investment income from registered investment companies		87,863,288
Net investment income	$	163,660,972

The Plan's proportionate share of the Master Trust's net investment income represents an allocation of the common income.

10.   TRANSFERS TO / FROM OTHER PLANS

Due to the sale of the Florida Tile business unit in November 2003, the plan assets and related participant account balances of Florida Tile employees were transferred from the Plan to a successor plan. Substantially all of the assets were transferred out in February 2004. The assets transferred out of the Plan totaled $30,971,883.

Effective September 30, 2004, the Buck Forkardt Inc. 401(k) Salary Reduction Plan was merged into the Plan. Substantially all of the assets were transferred in October 2004. The assets transferred to the Plan totaled $529,036.

Effective December 7, 2004, the Duo-Fast Corporation Employee Stock Ownership Plan was merged into the Plan. Substantially all of the assets were transferred in December 2004. The assets transferred to the Plan totaled $16,138.

11. DELINQUENT PARTICIPANT CONTRIBUTIONS

Certain employee contributions were temporarily held by the Company and not deposited to the employee's account maintained by the Trustee in the time frame mandated by the Department of Labor regulations. The Company has since remitted the contributions to the Plan and has reimbursed the Plan for interest incurred on these loans.

12. SUBSEQUENT EVENTS

Effective January 1, 2005, The Mercer Trust Company was appointed as successor trustee to the Trustee under the Master Trust.

Effective in 2005, the Arcsmith 401(k) Plan and Paxton Products Corporation 401(k) Savings Plan will be merged into the the Plan. The assets to be transferred to the plan total approximately $4,274,000.

ITW SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS HELD AT END OF YEAR
As of December 31, 2004
Employer Identification Number 36-1258310, Plan Number 003

Identity of Issuer/Description of Investments	Current Value
*Participant loans**	$ 56,283,132

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at
December 31, 2004, lowest 4.00% to highest 13.00%

ITW SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4a SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the Year Ended December 31, 2004
Employer Identification Number 36-1258310, Plan Number 003

Total delinquent deposits of participant contributions constituting nonexempt prohibited transactions	$	11,508 (1)

(1)   Of this amount, $11,508 are the total participant contributions transferred late to the Plan, which are pending correction in the VFC Program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 1, 2005.

ITW SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: <u>June 1, 2005</u>   By: <u>/s/ Robert T. Callahan</u>
            Robert T. Callahan
            Senior Vice President, Human Resources